File N°. 1263-28-82-5087

Givaudan

Media Release

SUPPL

Givaudan Starts Prolonged Share Buy Back Programme

Geneva, 26 April 2006. As announced on 22 February 2006, the Board of Directors of Givaudan SA has resolved to extend the share buy back programme 2005/2006 concerning 720,000 registered shares by one year, i.e. until 31 May, 2007.

The modalities of the prolongation of this share buy back programme will be published in Le Temps and Neue Zürcher Zeitung on 27 April, as well as in Finanz und Wirtschaft on 29 April 2006. You may also find these modalities by clicking here.

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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Givaudan

Vernier, April 27, 2006

Prolongation of the Third Share Buy-back
of up to 10% of the Share Capital

Givaudan SA ("**Givaudan**") has resolved to prolong the share buy-back programme started on May 6, 2005 of up to 720,000 registered shares with a nominal value of CHF 10 each (the "**Shares**") until May 31, 2007. During the third share buy-back, 34,800 Shares were repurchased until April 24, 2006. After the cancellation of 200,000 shares approved by the annual general meeting held on April 7, 2006, the third share buy-back equals to 10% of Givaudan's share capital. Such reduction corresponds, based on the closing price of the Shares on April 24, 2006, to a market value of CHF 769 million. The board of directors intends to propose to the annual general meeting to reduce the share capital in the amount of Shares repurchased by then. Givaudan aims to reduce its liquidity and to optimise its capital structure by such reduction of the share capital. The board of directors reserves the right to further use the Shares bought back for the financing of acquisitions. In this event no capital reduction will take place.

Second Trading Line on virt-x

A second trading line for the Shares has been established since May 6, 2005 on virt-x. On this second trading line only Givaudan may purchase Shares (via the bank mandated for the share buy-back) and acquire own Shares for the purpose of the subsequent capital reduction. The ordinary trading in Shares under the existing security no. 1 064 593 will not be affected by this measure and will continue as usual. Therefore, a Givaudan shareholder willing to sell its Shares has the choice to either sell the Shares in normal trading or sell them to Givaudan on the second trading line for the purpose of the subsequent capital reduction. Givaudan is at no time obliged to buy own Shares over the second trading line but will act as buyer depending on market conditions.

Sales of shares on the second trading line will attract Federal Anticipatory Tax at a rate of 35% on the difference between the repurchase price and the nominal value of the Shares of CHF 10. This will be deducted from the repurchase price (= net price). The anticipatory tax will be levied and deducted in any event, even if the board of directors should resolve to sell the Shares bought back for the financing of acquisitions.

Prolongation of the Share Buy-Back	Prolongation until May 31, 2007
Repurchase Price	The repurchase prices on the second trading line are based on prices of the Shares traded on the ordinary trading line.
Payment of Net Price and Delivery of Shares	Trading on the second trading line represents a regular stock market transaction. Payment of the net price (repurchase price less anticipatory tax on the difference between the repurchase price of the shares and their nominal value) and delivery of the shares thus occur, as customary, on the third trading day after the transaction has taken place.
Mandated Bank	Givaudan has mandated Swissfirst Bank AG, Zurich, to execute the share buy-back. On behalf of Givaudan, Swissfirst Bank will quote bid prices for the Shares on the second trading line.
Sale on Second Trading Line	Shareholders wishing to sell Shares should refer to their bank or to Swissfirst Bank AG, Zurich, as the bank mandated with the transaction.
Trading on Second Trading Line	Trading on the second trading line has started on May 6, 2005 on virt-x and will continue until May 31, 2007 the latest.
Off-exchange Transactions	According to virt-x regulations, off-exchange transactions on a separate trading line during a share buy-back are not permitted.
Taxes	With respect to Federal Anticipatory Tax (Verrechnungssteuer) as well as direct income tax reasons, the repurchase of own shares for the purpose of a capital reduction is treated as a partial liquidation of the company engaged in the repurchase. The implications for the selling shareholder are outlined below: 1. Federal Anticipatory Tax Federal Anticipatory Tax amounts to 35% on the difference between the repurchase price of the shares and their nominal value. The tax is withheld from the repurchase price by the repurchasing company or the bank mandated, respectively, on the account of the Swiss Federal Tax Administration. Shareholders domiciled in Switzerland are entitled to a reimbursement of the Federal Anticipatory Tax if they beneficially own the shares at the time of repurchase of the shares and no tax evasion has taken place (Article 21 Federal Law on Federal Anticipatory Tax). Shareholders domiciled outside Switzerland may apply for a reimbursement of the Federal Anticipatory Tax based on the applicable double taxation agreements, if any. 2. Direct Income Tax The following applies to the levying of Federal Direct Tax (Direkte Bundessteuer). Cantonal and municipal taxation procedures are, as a rule, generally the same as for federal tax. a. Shares held as private assets: For shares repurchased by the company, the difference between the repurchase price and the nominal value of the shares constitutes taxable income. b. Shares held as business assets: For shares repurchased by the company, the difference between the repurchase price and the book value of the shares constitutes taxable profit. 3. Fees and Duties The repurchase of own shares for the purpose of a capital reduction is not subject to Swiss Securities Transfer Tax (Umsatzabgabe). However, the virt-x stock exchange charge (Börsengebühr virt-x) at a rate of 0.01% is levied. Independent of the use of the repurchased Shares, the described tax consequences will occur as described. In some circumstances, fiscal particularities may arise out of the fact that Givaudan does not cancel the repurchased Shares. Persons who wish to make a participation deduction (Beteiligungsabzug) are informed that the competent tax authorities may allow such deduction only if the share capital is effectively reduced in the corresponding amount.
Non-public Information	Givaudan confirms pursuant to applicable provisions that it is not in possession of non-public information, which could substantially influence the decision of the shareholders.

	Number of Shares	Category	Participation in % of the capital	Participation in % of the voting rights
Participation of Givaudan in its own Capital	87,938	Registered Shares	1.22 %	1.22 %
	123,172	Call Options (long)	1.71 %	1.71 %
	223,160	Put Options (short)	3.10 %	3.10 %
	Total		6.03 %	6.03 %
Shareholders with more than 5% of the Voting Rights	Nestlé AG, Avenue Nestlé 55, 1800 Vevey			
	862,562	Registered Shares	11.98 %	11.98 %
	Harris Associates L.P., 2 North LaSalle Str., Chicago, USA			
	391,427	Registered Shares	5.44 %	5.44 %

Swiss Security No. / ISIN / Telekurs Ticker	Registered Shares of CHF 10 nominal value 1 064 593 / CH0010645932 / GIVN Registered Shares of CHF 10 nominal value (Share buy-back on the second trading line) 1 616 630 / CH0016166305 / GIVNEE

This notice does not constitute an issue prospectus pursuant to art. 652a or 1156 of the Swiss Code of Obligation.

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